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                                                                     EXHIBIT 5.1



                                          December 11, 1996



American Medical Response, Inc.
2821 South Parker Road, 10th Floor
Aurora, Colorado  80014

Ladies and Gentlemen:

     This opinion is furnished to you in connection with a registration statement on Form S-8 (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of 86,125 shares (the "Plan Shares") of common stock, $.01 par value (the "American Common Stock"), of American Medical Response, Inc. (the "Company") to be issued upon exercise of options awarded under STAT Healthcare, Inc.'s 1996 Stock Incentive Plan (the "Plan") and 2,500 shares (collectively with the Plan Shares, the "Shares") under a Non-Statutory Stock Option Agreement (the "Agreement") dated June 29, 1995 between STAT Healthcare, Inc. and Russell
D. Schneider.

     We have acted as special counsel for the Company and are familiar with the action taken by the Company in connection with the Plan and the Agreement. For purposes of this opinion we have examined the Plan, the Agreement, and such other documents as we deemed appropriate.

     Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and sold and consideration received therefor by the Company in accordance with the terms of the Plan or the Agreement, as the case may be, the Shares will be validly issued, fully paid and non-assessable.

     We hereby consent to your filing this opinion as an exhibit to the Registration Statement.

                                          Very truly yours,

                                          /s/ Ropes & Gray
                                          -----------------
                                          Ropes & Gray